Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 107 to Registration Statement No. 2-47015 on Form N-1A of our report dated December 23, 2015, relating to the financial statements and financial highlights of Federal Trust Fund, FedFund, TempCash, TempFund, T-Fund, Treasury Trust Fund and MuniCash, each a series of BlackRock Liquidity Funds, (collectively the “Funds”) appearing in the Annual Report on Form N-CSR of BlackRock Liquidity Funds for the year ended October 31, 2015. We also consent to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

October 11, 2016